Filed pursuant to Rule 424(b)(3)
File No. 333-289059

FS MVP Private Markets Fund

Supplement dated July 14, 2026, to the

Prospectus,

dated July 29, 2025, as supplemented

1.	Effective immediately, the following replaces the fifth paragraph of the section entitled “SUMMARY - Repurchases of Shares” on page 4 of the Prospectus:

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 worth of Shares in the case of Class A Shares, $100,000 worth of Shares in the case of Class I Shares and $25,000 worth of Shares in the case of Class D Shares. However, the Fund, in its sole discretion, may waive this minimum ownership requirement. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.

2.	Also, effective immediately, the following replaces the third paragraph of the section entitled “REPURCHASES OF SHARES – Periodic Repurchases” on page 43 of the Prospectus:

The Fund will make repurchase offers, if any, to all holders of Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 worth of Shares in the case of Class A Shares, $100,000 worth of Shares in the case of Class I Shares or $25,000 worth of Shares in the case of Class D Shares. However, the Fund, in its sole discretion, may waive this minimum ownership requirement. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.

3.	Also, effective immediately, the following replaces the second paragraph of the section entitled “TRANSFERS OF SHARES” on page 46 of the Prospectus:

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “ELIGIBLE INVESTORS.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Fund generally will not consent to a transfer of Shares by a Shareholder (i) unless such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, each of the transferee and transferor own less than $25,000 worth of Shares in the case of Class A Shares, $100,000 worth of Shares in the case of Class I Shares or $25,000 worth of Shares in the case of Class D Shares. However, the Fund, in its sole discretion, may waive this minimum ownership requirement. Each transferring Shareholder and transferee may be charged reasonable expenses (which may be offset against the transferor or transferee’s shares), including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Please retain this Supplement with the Prospectus for future reference.